Mail Stop 0510

     May 31, 2005

via U.S. mail and facsimile

Robert Narem, Chief Executive Officer
Northern Growers, LLC
48416 144th Street   P.O. Box 356
Big Stone City, SD   57216

 RE: Form 10-K for the fiscal year ended December 31, 2004
  Form 10-Q for the period ended March 31, 2005
   File No. 0-50711

Dear Mr. Narem:

     We have completed our review of your Form 10-K and related
filings and have no further comments at this time.

     If you have any further questions regarding our review of
your
filings, please direct them to Meagan Caldwell, Staff Accountant,
at
(202) 551-3754 or, in her absence, to the undersigned at (202)
551-
3769.

      Sincerely,

      Rufus Decker
      Accounting Branch Chief

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

      DIVISION OF
CORPORATION FINANCE